FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Financial Highlights for the period January – September 2014

January – September 2014

FINANCIAL HIGHLIGHTS

•	Commercial momentum focused on high-value customers and services remained strong, further strengthening the Company’s leadership position.

•	Sound organic growth in high-value customers, with record quarterly smartphone and fibre net adds: Pay TV (+41% year-on-year; with 458 thousand net additions in the quarter), mobile contract (+8% year-on-year; +1.6 million), smartphones (+43% year-on-year; +8.5 million) and fibre (2.1 times the accesses of September 2013; +265 thousand).

•	Premises passed with fibre doubled year-on-year to 12.5 million.

•	Organic revenue growth accelerated in the third quarter to 2.8% year-on-year (+1.3% in the second quarter), with improved trends across main markets.

•	T. Hispanoamérica (+14.1% year-on-year) and mobile data revenues (+11.1% year-on-year), underpinned by non-SMS data revenues (+25.3% year-on-year), stood as main organic growth levers in the quarter. T. España and T. Deutschland contribution sequentially improved (+0.6 percentage points and +0.3 percentage points compared with the second quarter respectively).

•	Revenues totalled 37,978 million euros in January-September and grew 1.9% year-on-year (+3.6% year-on-year excluding regulation). In the third quarter revenues totalled 13,021 million euros.

•	OIBDA totalled 4,269 million euros in the quarter and returned to growth in organic terms, increasing 0.8% year-on-year (-0.7% in the previous quarter), reflecting revenue growth and efficiencies from the transformation process, despite the increased commercial effort and higher network costs.

•	Quarter highlights include T. Hispanoamérica’s robust double-digit year-on-year growth (+15.1%, driven by the acceleration in Mexico, Colombia and Peru), the growing contribution of T. Brasil (+0.2 percentage points vs. the second quarter) and the improved contribution of T. España (+0.6 percentage points vs. the second quarter).

•	Sequential OIBDA margin expansion of 0.4 percentage points to 32.8%, limiting its year-on-year erosion to 0.6 percentage points.

•	OIBDA totalled 12,325 million in January-September 2014 (+0.2% year-on-year in organic terms, +1.5% excluding regulation) and OIBDA margin stood at 32.5% (-0.5 percentage points year-on-year).

•	CapEx up to September reached 5,738 million euros and continued to grow at a high rate, 26.2% year-on-year in organic terms, as a result of the focus on technological transformation and network modernisation and higher investment associated with customer base growth. All the above is starting to be reflected in sustainable revenue growth.

•	Solid financial position.

•	Free cash flow reached 2,839 million euros in the January-September period and the free cash flow per share stood at 0.63 euros.

•	Net financial debt amounted to 41,200 million euros at the end of the third quarter, prior to the acquisition of E-Plus, which was completed on 1 October.

•	Including post-closing events (related to the acquisition of E-Plus, the sale of 2.5% of the stake in China Unicom and the sale of the remaining 4.9% stake in O2 Czech Republic along with the changes to the Licence Agreement of the brand O2), net debt stood at 44,879 million euros, 502 million euros lower than December 2013.

January – September 2014

•	Net income stood at 2,849 million euros in the first nine months of 2014 and basic earnings per share amounted to 0.61 euros.

•	Telefónica reiterates its operating targets for 2014 and the dividend.

•	In terms of guidance, the results for the first nine months are totally in line with the full-year targets: revenues grew 0.4% year-on-year (+0.8% in the quarter), OIBDA margin erosion stood at 0.7 percentage points (-0.3 percentage points in the quarter) and CapEx/Sales was 14.4%. All figures are organic and excluding Venezuela.

•	Telefónica España delivered an improved business trend thanks to increased commercial momentum and lower customer churn. The Company continued to lead the market evolution, in particular in value and quality services. Thus, net fibre additions in the quarter stood at 208 thousand accesses (vs. 160 thousand in the second quarter), Pay TV accesses rose by 370 thousand (vs. 348 thousand in the previous quarter) and mobile contract customers increased by 95 thousand (vs. 28 thousand in the second quarter). The acceleration in commercial activity initiated in the previous quarter, is starting to be reflected in gradual revenue stabilization (-6.6% year-on-year in the third quarter to 2,993 million euros; +2.5 percentage points compared with the previous quarter) and also in sequential profitability improvement, with OIBDA margin expanding 1.2 percentage points to 46.0%.

•	Telefónica Brasil consolidated, again this quarter, its leadership in the higher value mobile segments (net additions of over 1 million contract accesses for the sixth consecutive quarter). In the fixed business, the focus on fibre deployment resulted in 3.4 million premises passed with fibre. The solid commercial performance translated into year-on-year revenue growth acceleration in organic terms (+1.1% in the third quarter to 2,896 million euros; +0.8% in January-September) due to a strong increase of mobile data and the improving trend in fixed revenues, despite the negative impact of regulation. Organic OIBDA growth also accelerated in the quarter (+5.3% year-on-year to 881 million euros; +1.8% in January-September) and OIBDA margin expanded 1.2 percentage points year-on-year.

•	Telefónica México posted a sharp acceleration in both financial and operating results in the third quarter, which are beginning to reflect the combined benefits of a more favourable regulatory backdrop and quality assets. Thus, service revenue growth accelerated to 12.6% year-on-year in organic terms, the highest rate in the last four years, and reached 357 million euros. OIBDA posted a very remarkable 50.6% year-on-year organic growth to reach 99 million euros and a margin expansion of 6.8 percentage points to 24.6%. In the quarter, mobile net additions amounted to 317 thousand accesses (five-fold year-on-year), the LTE offer was refreshed and new agreements with MVNOs came into effect.

January – September 2014

Comments from César Alierta, Executive Chairman

“In the third quarter of 2014, Telefónica’s transformation process made significant progress with the closing of the consolidation deal in Germany and the acquisition of GVT in Brazil (still subject to regulatory approvals). These transactions imply structural changes in the Company’s competitive position in two key markets and strengthen, in both cases, our future growth potential. In parallel, our quarterly results showed an overall improvement in both operating and financial growth rates.

The net addition of high-value customers accelerated in the third quarter, with more than 8.5 million new smartphone clients, close to half a million new Pay TV customers, or 265 thousand new fibre accesses. These figures reflected the growing acceptance of data-intensive and content services. As a result of both trends, data traffic on fixed networks increased year-on-year more than 35%, and over 50% on mobile networks. This explosion in data consumption has multiple implications, including, on the one hand the need to deploy infrastructures with far greater capacity and, therefore, entailing high levels of investment, and on the other hand allowing for higher differentiation in service quality for those operators with sufficient scale to undertake the required investment effort.

The strong commercial activity in high-value services is underpinned by this higher investment. Thus, allowing us to double the reach of our FTTH network year-on-year to 12.5 million premises passed, to achieve a 54% LTE coverage in Europe and to launch LTE service in 8 Latin American countries, leading to LTE base stations increasing to over 16,500 (2.5x year-on-year).

Third quarter financial results reflected this evolution; revenues accelerated their year-on-year organic growth to 2.8% driven by a steady ARPU improvement related to the expansion of high-value services and the intense commercial activity in recent quarters. OIBDA reflected the revenue improvement and returned to growth in the quarter (+0.8% organic year-on-year) thanks to the margin stabilisation (-0.6 percentage points in organic terms).

Increasing our financial flexibility remains a key pillar of our strategy. Thus, net debt stood at 41,200 million euros as of September, following a cash flow generation of 2,839 million euros in the first nine months”.

January – September 2014

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September	% Var		July - September	% Chg
	2014	Reported	Organic	2014	Reported	Organic
Revenues	37,978	(10.9)	1.9	13,021	(7.4)	2.8
Telefónica España	8,985	(8.0)	(8.0)	2,993	(6.6)	(6.6)
Telefónica UK	5,149	4.0	(0.8)	1,805	5.1	(2.3)
Telefónica Deutschland	3,503	(4.6)	(4.6)	1,219	(0.5)	(0.5)
Telefónica Brasil	8,380	(9.6)	0.8	2,896	1.8	1.1
Telefónica Hispanoamérica	10,911	(12.2)	13.4	3,845	(9.0)	14.1
Other companies & eliminations	1,049	(58.8)		262	(69.0)
Telefónica Ireland (1)	259	n.m.		—	n.m.
Telefónica Czech Republic (2)	—	n.m.		—	n.m.

OIBDA	12,325	(12.6)	0.2	4,269	(8.7)	0.8
Telefónica España	4,121	(13.0)	(14.2)	1,376	(14.4)	(14.4)
Telefónica UK	1,287	7.7	2.6	482	10.2	2.7
Telefónica Deutschland	770	(16.1)	(15.2)	255	(19.0)	(16.5)
Telefónica Brasil	2,613	(9.6)	1.8	881	7.2	5.3
Telefónica Hispanoamérica	3,565	(10.6)	16.7	1,298	(8.0)	15.1
Other companies & eliminations	(32)	n.m.		(23)	(127.2)
Telefónica Ireland (1)	51	n.m.		—	n.m.
Telefónica Czech Republic (2)	—	n.m.		—	n.m.

OIBDA margin	32.5%	(0.6 p.p. )	(0.5 p.p. )	32.8%	(0.5 p.p. )	(0.6 p.p. )
Telefónica España	45.9%	(2.7 p.p. )	(3.3 p.p. )	46.0%	(4.2 p.p. )	(4.2 p.p. )
Telefónica UK	25.0%	0.9 p.p.		26.7%	1.2 p.p.
Telefónica Deutschland	22.0%	(3.0 p.p. )	(2.8 p.p. )	20.9%	(4.8 p.p. )	(4.1 p.p. )
Telefónica Brasil	31.2%	0.0 p.p.	0.3 p.p.	30.4%	1.5 p.p.	1.2 p.p.
Telefónica Hispanoamérica	32.7%	0.6 p.p.	0.9 p.p.	33.8%	0.4 p.p.	0.3 p.p.

Operating Income (OI)	6,034	(9.7)	4.5	2,141	(9.6)	(1.3)

Net income	2,849	(9.4)		947	(13.0)

Basic earnings per share (euros)	0.61	(12.9)		0.20	(16.6)

CapEx	5,738	(4.7)	26.2	2,215	4.7	24.6
Telefónica España	1,186	30.5	36.0	484	71.3	58.4
Telefónica UK	574	(53.7)	4.8	198	18.8	9.6
Telefónica Deutschland	411	(12.1)	(12.1)	145	(15.6)	(15.6)
Telefónica Brasil	1,348	(2.8)	25.5	515	(20.2)	9.3
Telefónica Hispanoamérica	2,015	19.7	42.6	781	10.0	40.5
Other companies & eliminations	204	(38.7)		92	(33.8)
Telefónica Ireland (1)	27	n.m.		—	n.m.
Telefónica Czech Republic (2)	—	n.m.		—	n.m.

Spectrum	192	(80.7)	(79.6)	3	(98.1)	n.m.
Telefónica España	—	n.m.	n.m.	—	n.m.	n.m.
Telefónica UK	—	n.m.	n.m.	—	n.m.	n.m.
Telefónica Deutschland	—	n.m.	n.m.	—	n.m.	n.m.
Telefónica Brasil	—	n.m.	n.m.	—	n.m.	n.m.
Telefónica Hispanoamérica	192	n.m.	n.m.	3	n.m.	n.m.

OpCF (OIBDA-CapEx)	6,587	(18.5)	(14.4)	2,054	(19.8)	(16.4)
Telefónica España	2,934	(23.3)	(25.0)	892	(32.7)	(29.6)
Telefónica UK	713	c.s.	1.0	284	4.9	(1.6)
Telefónica Deutschland	360	(20.2)	(18.5)	110	(23.0)	(17.6)
Telefónica Brasil	1,265	(15.9)	(15.3)	366	107.3	0.2
Telefónica Hispanoamérica	1,550	(32.7)	(2.1)	517	(26.3)	(11.9)
Other companies & eliminations	(235)	c.s.		(115)	c.s.
Telefónica Ireland (1)	24	n.m.		—	n.m.
Telefónica Czech Republic (2)	—	n.m.		—	n.m.

•	Reconciliation included in the excel spreadsheets.

Notes:

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2013 and 2014 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	From January 1st, 2014, and due to the implementation of the new organization announced in February 2014, the activities carried out to date by Telefónica Digital, Telefónica Europe and Telefónica Latam are integrated into the Global Corporate Centre, thus simplifying the organization. Additionally, from the beginning of the year, the new organizational structure will be composed of T. España, T. Brasil, T. Deutschland, T. UK and T. Hispanoamérica (Argentina, Chile, Peru, Colombia, Mexico, Venezuela & Central America, Ecuador and Uruguay). All that is not specifically included in these new segments is part of “Other companies and eliminations”. Thus, the results of T. España, T. Brasil, T. Deutschland, T. UK, T. Hispanoamérica and “Other companies and eliminations” have been revised for the year 2013, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2013 are not affected.

•	Organic criteria: Assumes constant exchange rates as of 2013 (average FX as of January - September 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition and, in the third quarter of 2014, CapEx excludes the changes in the urban qualification of real estate properties in T. España and the investment in Telefónica’s headquarters in Barcelona at Group level.

(1)	T. Ireland has been removed from the consolidation perimeter since 1 July 2014.
(2)	T. Czech Republic has been removed from the consolidation perimeter since 1 January 2014.

January – September 2014

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

For further information please refer to the information on 2014 third quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 12, 2014	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer